UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                         Heng Fai China Industries, Inc.
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   425502 10 1
                                 (CUSIP Number)


                                 Robert H. Trapp
                       650 West Georgia Street, Suite 588
                                 P.O. Box 11586
                         Vancouver, B.C. Canada V6B 4N8

                     Tel: (604) 685-8318 Fax: (604) 685-3398
 (Name, address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                December 2, 1994
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [X].

                                  SCHEDULE 13D

CUSIP NO. : 425502 10 1


1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Fai H. Chan

2.  Check the appropriate box if a member of a group                      (a)[ ]
                                                                          (b)[ ]
3.  SEC Use only

4.  Source of Funds

         WC

5.  Check Box if disclosure of legal proceedings is required
    pursuant to items 2(d) or (e)                                            [ ]

6.  Citizenship or place of organization

         Canadian

                           7.  Sole Voting Power

                                  2,000,000         18.2%
Number of Shares
Beneficially               8.  Shared voting power
Owned by
Each                                296,443          2.8%
Reporting                  9.  Sole dispositive power
Person
                                    2,000,000        18.2%
                           10. Shared dispositive power
                                      296,443         2.8%


11.  Aggregate amount beneficially owned by each reporting person

                  2,296,443
12.  Check box if the aggregate amount in row (11) excludes
     certain shares                                                          [ ]

13.  Percent of class represented by amount in row (11)

                  21%
14.  Type of reporting person

                  IN

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

Item 1. This statement relates to the Common Stock, $.01 par value, (the "Common Stock") of Heng Fai China Industries Inc. whose principal executive offices are located at: 650 West Georgia Street, Suite #588, P.O. Box 11586, Vancouver, B.C. Canada V6B 4N8.


Item 2. The person filing this statement is Fai Heng Chan. His business address is Unit B, 13th Floor, Lippo Leighton Tower 103-109 Leighton Rd. Causeway Bay, Hong Kong, Tel: (852) 2523-6573

Item 3.

Item 4.

Item 5.

Item 6.

Item 7.


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


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    September 13, 1996                      /s/         Fai H. Chan
-------------------------------           --------------------------------------
Date                                      Signature

                                          Fai H. Chan
                                          --------------------------------------
                                          Name






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